                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 NETEGRITY, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                            Options Outstanding Under
                         Netegrity, Inc. 1994 Stock Plan
               Netegrity, Inc. 1997 Stock Option Plan, as Amended
                    Netegrity, Inc. 2000 Stock Incentive Plan
            Netegrity, Inc. 2001 Interim General Stock Incentive Plan
         Netegrity, Inc. 2002 Employee Retention General Incentive Plan
                Netegrity, Inc. 2002 General Stock Incentive Plan
                         (Title of Class of Securities)

                                    64110P107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                        *
                                Regina O. Sommer
              Vice President, Chief Financial Officer and Treasurer
                                 Netegrity, Inc.
                                52 Second Avenue
                                Waltham, MA 02451
                                 (781) 890-1700
                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)

                                    Copy to:
                         Anthony J. Medaglia, Jr., Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600

                            CALCULATION OF FILING FEE

           Transaction valuation*                   Amount of filing fee
           ----------------------                   --------------------
                $13,902,840                                $1,279

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 7,083,636 shares of common stock of Netegrity, Inc. having an aggregate value of $13,902,840 as of August 21, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]third party tender offer subject to Rule 14d-1.

[X]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

Item 1.  Summary Term Sheet

           The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 23, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1) is incorporated herein by reference.

Item 2.  Subject Company Information

           (a) Name and Address.

           The name of the issuer is Netegrity, Inc., a Delaware corporation ("Netegrity" or the "Company"). The Company's principal executive offices are located at 52 Second Avenue, Waltham, Massachusetts 02451 and its telephone number is (781) 890-1700.

           (b) Securities.

           This Tender Offer Statement on Schedule TO relates to an offer by the Company to current employees including executive officers of the Company or its wholly owned subsidiaries to exchange all of the options outstanding under the Netegrity, Inc. 1994 Stock Plan; the Netegrity, Inc. 1997 Stock Option Plan, as amended; the Netegrity, Inc. 2000 Stock Incentive Plan; the Netegrity, Inc. 2001 Interim General Stock Incentive Plan; the Netegrity, Inc. 2002 Employee Retention General Incentive Plan; and the Netegrity, Inc. 2002 General Stock Incentive Plan (collectively, the "Plans") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock") (such options being referred to herein as the "Eligible Options"), for new options (the "New Options") to purchase shares of the common stock intended to be granted under the Plans from which the respective tendered options were granted, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter from Barry Bycoff, dated August 23, 2002. The Offer to Exchange; the related cover letter from Barry Bycoff dated August 23, 2002, attached hereto as Exhibit (a)(4); the Election Forms, attached hereto as Exhibits (a)(2) and (a)(3); and the Notice to Change Election from Accept to Reject, attached hereto as Exhibit (a)(5), as they may be amended or supplemented from time to time, are together referred to as the "Offer." This Offer does not include the class of options held by option holders who are not employees of Netegrity or one of its subsidiaries on August 23, 2002 and on the date the Offer expires. If you are not an employee of Netegrity or one of its subsidiaries on both of those dates, you will not be eligible to accept the Offer. If you are a director of Netegrity who is not otherwise an employee of Netegrity, you will also not be eligible to accept the Offer. As of August 23, 2002, the total number of shares of common stock underlying the eligible options is 7,083,636.

                  The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," "The Offer", Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

           (c) Trading Market and Price.

           The information set forth in the Offer to Exchange under Section 7 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

           (a) Name and Address.

           The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.  Terms of the Transaction

           (a) Material Terms.

           The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," "Introduction," "The Offer,"
           Section 1 ("Number of Options; Expiration Date"), Section 2 ("Purpose of This Offer"), Section 3 ("Procedures for Tendering Options"),
           Section 4 ("Withdrawal Rights and Change of Election"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
           Section 6 ("Conditions of This Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of This Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

           (b) Purchases.

           Directors who are not otherwise employees of the Company will not be eligible to participate in the exchange program. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

           (e) Agreements Involving the Subject Company's Securities.

           The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference. The exhibits attached hereto as Exhibits (d)(1) through
           (d)(6) contain information regarding the subject securities.

Item 6.  Purposes of the Transaction and Plans or Proposals

           (a) Purposes.

           The primary purpose of the Offer to Exchange is to provide employees of Netegrity who hold options that are "out-of-the-money" with an opportunity to exchange those options for New Options. The New Options are to be granted with an exercise price equal to the fair market value of the Company's Common Stock on the dates the New Options are granted as determined in accordance with the Plans under which the New Options will be granted, so long as the employee is still employed by Netegrity on the date the new grant is made. The Company anticipates granting the New Options on two separate dates on or about (i) March 25, 2003 and (ii) April 25, 2003. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

           (b) Use of Securities Acquired.

           The shares subject to stock options that are tendered by eligible employees and accepted by the Company will be returned to the appropriate plan and will be available for re-grant. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in This Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

           (c) Plans.

           None, except as follows: (i) the Offer will result in the exchange of stock options on a one for one basis by the Netegrity employees who participate in the program, except that options held by Barry Bycoff and Deepak Taneja having an exercise price of $36.09 can be exchanged for New Options only on the basis of two old options for one New Option; (ii) no individual will acquire additional shares of Netegrity stock in the exchange; and (iii) employees who participate in the exchange and are not employed by Netegrity on the grant date of the New Options will lose the ability to exercise their stock options that have been cancelled.

Item 7.  Source and Amount of Funds or Other Consideration

           (a) Source of Funds.

           The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
           Section 15 ("Fees and Expenses") is incorporated herein by reference.

           (b) Conditions.

           The information set forth in the Offer to Exchange under Section 6 ("Conditions of This Offer") is incorporated herein by reference.

           (d) Borrowed Funds.

           Not applicable.

Item 8.  Interest in Securities of the Subject Company

           (a) Securities Ownership.

           The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

           (b) Securities Transactions.

           The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used

           (a) Solicitations or Recommendations.

           Not applicable.

Item 10.  Financial Statements

           (a) Financial Information.

           The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Netegrity; Selected Financial Data") and
           Section 16 ("Additional Information") is incorporated herein by reference.

           (1) The information appearing under the captions "Consolidated Balance Sheets," "Consolidated Statements of Operations," "Consolidated Statements of Stockholders' Equity (Deficit)," "Consolidated Statements of

                Cash Flows," and "Notes to Consolidated Financial Statements," in Netegrity's Annual Report on Form 10-K for the year ended December 31, 2001 and the report of Arthur Andersen LLP dated January 30, 2002 and the report of PriceWaterhouseCoopers LLP dated January 25, 2001 appearing at pages 38 and 39 respectively of said Annual Report on Form 10-K are incorporated herein by reference.

           (2) The information appearing under the caption "Item 1. Financial Statements" in Netegrity's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2002 and June 30, 2002 are incorporated herein by reference.

           Copies of the Annual Report on Form 10-K for the year ended December 31, 2001 and the Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2002 and June 30, 2002 are being distributed to all potential participants of this Offer.

           (3)   Not applicable.

           (4) For information regarding book value per share, see the section titled "Selected Financial Data" under Item 9 of the Offer to Exchange.

           (b) Pro Forma Information.

           Not applicable.

Item 11. Additional Information

           (a) Agreements, Regulatory Requirements and Legal Proceedings.

           The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

           (b) Other Material Information.

           Not applicable.

Item 12.  Exhibits

           (a)(1)     Offer to Exchange dated August 23, 2002.

           (a)(2)     Election Form.

           (a)(3)     Election Form (Bycoff/Taneja).

           (a)(4) Cover Letter from Barry Bycoff to Netegrity employees, dated August 23, 2002.

           (a)(5)     Form of Notice to Change Election from Accept to Reject.

           (a)(6) Netegrity, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002, and incorporated herein by reference.

           (a)(7) Netegrity, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002, and incorporated herein by reference.

           (a)(8) Netegrity, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

           (a)(9)     PowerPoint Presentation to Employees.

           (a)(10)    Employee Value Program Frequently Asked Questions.

           (a)(11)    Notice of Acceptance.

           (a)(12)    Notice of Acceptance (Bycoff/Taneja).

           (b)        Not applicable.

           (d)(1) Netegrity, Inc. 1994 Stock Plan, filed as Exhibit 4 to Registration Statement on Form S-8, filed on January 26, 1998, and incorporated herein by reference.

           (d)(2) Netegrity, Inc. 1997 Stock Option Plan, as Amended, filed with the Definitive Proxy Statement, filed on March 19, 1999, and incorporated herein by reference.

           (d)(3)     Netegrity, Inc. 2000 Stock Incentive Plan, filed as
                      Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed on April 11, 2002, and incorporated herein by reference.

           (d)(4) Netegrity, Inc. 2001 Interim General Stock Incentive Plan, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002, and incorporated herein by reference.

           (d)(5) Netegrity, Inc. 2002 Employee Retention General Incentive Plan, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002, and incorporated herein by reference.

           (d)(6)     Netegrity, Inc. 2002 General Stock Incentive Plan

           (g)        Not applicable.

           (h)        Not applicable.

Item 13.  Information Required by Schedule 13E-3

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                 Netegrity, Inc.

                         By: /s/ Regina O. Sommer
                         -------------------------
                             Name:   Regina O. Sommer
                             Title:  Vice President, Chief Financial Officer
                                     and Treasurer

Date: August 23, 2002

                                INDEX TO EXHIBITS

           (a)(1)     Offer to Exchange dated August 23, 2002.

           (a)(2)     Election Form.

           (a)(3)     Election Form (Bycoff/Taneja).

           (a)(4) Cover Letter from Barry Bycoff to Netegrity Employees dated August 23, 2002.

           (a)(5)     Form of Notice to Change Election from Accept to Reject.

           (a)(6) Netegrity, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on March 22, 2002, and incorporated herein by reference.

           (a)(7) Netegrity, Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002, and incorporated herein by reference.

           (a)(8) Netegrity, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002, and incorporated herein by reference.

           (a)(9)     PowerPoint Presentation to Employees.

           (a)(10)    Employee Value Program Frequently Asked Questions.

           (a)(11)    Notice of Acceptance.

           (a)(12)    Notice of Acceptance (Bycoff/Taneja).

           (b)        Not applicable.

           (d)(1) Netegrity, Inc. 1994 Stock Plan, filed as Exhibit 4 to Registration Statement on Form S-8, filed on January 26, 1998, and incorporated herein by reference.

           (d)(2) Netegrity, Inc. 1997 Stock Option Plan, as Amended, filed with the Definitive Proxy Statement, filed on March 19, 1999, and incorporated herein by reference.

           (d)(3)     Netegrity, Inc. 2000 Stock Incentive Plan, filed as
                      Exhibit 10.12 to the Company's Annual Report on Form 10-K, filed on April 11, 2002, and incorporated herein by reference.

           (d)(4) Netegrity, Inc. 2001 Interim General Stock Incentive Plan, filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002, and incorporated herein by reference.

           (d)(5) Netegrity, Inc. 2002 Employee Retention General Incentive Plan, filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 13, 2002, and incorporated herein by reference.

           (d)(6)     Netegrity, Inc. 2002 General Stock Incentive Plan

            (g)       Not applicable.

            (h)       Not applicable.